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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15
   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 33-92776

                     MOBILE ENERGY SERVICES COMPANY, L.L.C.
             (Exact name of registrant as specified in its charter)

                         900 Ashwood Parkway, Suite 300
                             Atlanta, Georgia 30338
                            Telephone (770) 821-7000
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                      8.665% First Mortgage Bonds Due 2017
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please provide an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)   (  )       Rule 12h-3(b)(1)(i)  (X)
               Rule 12g-4(a)(1)(ii)  (  )       Rule 12h-3(b)(1)(ii) ( )
               Rule 12g-4(a)(2)(i)   (  )       Rule 12h-3(b)(2)(i)  ( )
               Rule 12g-4(a)(2)(ii)  (  )       Rule 12h-3(b)(2)(ii) ( )
                                                Rule 15d-6           ( )



         Approximate number of holders of record as of the certification or notice date: thirty record holders of 8.665% First Mortgage Bonds due 2017 of Mobile Energy Services Company, L.L.C.



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         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Mobile Energy Services Company, L.L.C. has caused this certification to be signed on its behalf by the undersigned duly authorized person.

         Dated: March 31, 1999

                                     MOBILE ENERGY SERVICES COMPANY, L.L.C.



                                     By:  /s/ James A. Ward
                                    Name: James A. Ward
                                  Title: Vice President and Controller